NEWS RELEASE 06-09	March 30, 2006

FRONTEER STRENGTHENS TEAM WITH KEY SENIOR APPOINTMENTS

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) announced today that Mr Jim Lincoln has joined the senior management team as Vice President Operations, and Dr Craig Bow has joined the Advisory Team with a mandate to identify and secure new high quality gold opportunities.

“These two key appointments bring important bench strength to our team as we move our advanced gold projects towards pre-feasibility over the coming year” says Dr Mark O’Dea, Fronteer’s President and CEO. “Mr Lincoln and Dr Bow strengthen Fronteer’s collective skill set in project development and will enable the Company to accelerate the growth of the group’s gold portfolio.”

MR JIM LINCOLN - VICE PRESIDENT OPERATIONS

Mr Jim Lincoln has joined Fronteer as VP Operations, responsible for managing the transition of the Company’s Turkish gold projects through resource definition, economic analysis, and feasibility.

Mr Lincoln has been a key participant in over 15 feasibility and development stage projects. He has held senior roles with Boliden, Cominco, Pegasus Gold, Dayton Mining, Mount Isa Mines, and a number of junior companies. He has played key development roles in Pueblo Viejo, Andacollo and Red Dog.

DR CRAIG BOW – MEMBER OF ADVISORY TEAM

Dr Craig Bow has joined Fronteer’s Advisory Team with an initial role of identifying and securing high quality gold assets around the world. Dr Bow has a strong track record in successful early stage exploration, prospect evaluation, advanced project development, and exploration management.

Over his extensive international career, he has led early entry initiatives into the USSR for gold and platinum, and into Peru and Colombia for copper-gold opportunities, and more recently managed a technically and financially successful gold exploration program in Central America and Canada. Dr Bow has held senior exploration roles with Anaconda Minerals, Cyprus Amax, Boulder Gold, Newcrest and most recently Goldfields.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

The company is actively advancing two large gold deposits in western Turkey called Agi Dagi and Kirazli.

Fronteer is also preparing for an upcoming drill program on two new gold projects in Jalisco State, Mexico called Clara and San Pedro.

Fronteer holds a 50.2% equity interest in Aurora Energy Resources Inc (AXU-TSX), a newly listed TSX listed uranium company with a market capitalization of more than $200 million and an asset base that is underpinned by one of the largest undeveloped Uranium deposits in Canada.

In addition to uranium in Labrador, Fronteer recently acquired an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias, on which exploration is scheduled to commence this summer.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Exploration Manager – Canada / Turkey for Fronteer Development Group Inc., who is the designated Qualified Person for Fronteer on the Central Labrador Uranium Project. CIM definitions were followed for Mineral Resource estimates. Mineral Resources are estimated at a cut off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83 t/m3. Tonnage and contained lbs. uranium numbers are rounded. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario The mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. See Fronteer release dated January 30, 2006.

The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements will be lodged within 30 days from the release of those estimates. See Fronteer press release dated January 26, 2006.
The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for and Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli. See Fronteer press release dated January 26, 2006.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.